SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of October, 2011

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
D-52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON: Market correction and currency effects dilute result
Unscheduled demand slow-down does not derail LED lighting vision
AIXTRON exercises operational business flexibility in response to market weakness

Aachen, Germany, October 27, 2011 - AIXTRON SE (ISIN DE000A0WMPJ6), a worldwide leading provider of deposition equipment to the semiconductor industry, today announced the consolidated financial results for the third quarter and first nine months of 2011.

Key Financials

	2011	2010	+/-	2011	2011	+/-
(in EUR million)	9M	9M		Q3	Q2
Revenues	470.8	559.1	-16%	89.8	175.6	-49%
Gross profit	219.7	294.5	-25%	38.7	76.9	-50%
Gross margin	47%	53%	-6 pp	43%	44%	-1 pp
Operating result (EBIT)	129.8	189.6	-32%	0.6	54.3	-99%
EBIT margin	28%	34%	-6 pp	1%	31%	-30 pp
Net result	90.5	130.9	-31%	0.0	38.2	-100%
Net result margin	19%	23%	-4 pp	0%	22%	-22 pp
Net result per share - basic (EUR)	0.90	1.31	-31%	0.00	0.38	-100%
Net result per share - diluted (EUR)	0.89	1.29	-31%	0.00	0.38	-100%
Equipment order intake	484.1	544.3	-11%	51.5	222.2	-77%
Equipment order backlog (end of period)	244.8	278.7	-12%	244.8	373.5	-34%

Financial Highlights
In the third quarter of 2011, the previously high investment activities by Asian LED manufacturers, driven by substantial government funding, have become restrained by an unscheduled but significant slow-down in demand. This partially resulted from insufficiently developed end-market demand, but is also evidence of some financing pressures on the Asian LED manufacturers, including increasing credit tightness in this region.

As a consequence, AIXTRON equipment order intake in Q3/2011 decreased sequentially by 77% to EUR 51.5m (Q2/2011: EUR 222.2m). Equipment order intake of the 9 month 2011 period came in at EUR 484.1m and was 11% lower in a year on year comparison (9M/2010: EUR 544.3m). Quarterly revenues decreased by 49% sequentially from EUR 175.6m in Q2/2011 to EUR 89.8m in Q3/2011.

In a year on year comparison, the 9M/2011 revenues of EUR 470.8m were down by 16% (9M/2010: EUR 559.1m). This sudden decrease in revenues is principally down to a small number of significant customer delayed deliveries, which are also reflected in the order backlog adjustment, announced on September 15th. The Company's gross margin decreased sequentially by 1 percentage point, from 44% (EUR 76.9m) in Q2/2011 to 43% (EUR 38.7m) in Q3/2011. In 9M/2011, the gross margin recorded was EUR 219.7m in absolute terms or 47% of sales, 25% or 6pp down from the same period of the previous year (9M/2010: EUR 294.5m, 53% of sales).

The year on year decrease by comparison was mainly due to adverse effects the currency had on revenues resulting in higher cost of sales relative to revenues. The Q3/2011 EBIT came in slightly above break-even, at EUR 0.6m with a 1% EBIT margin (Q2/2011: EUR 54.3m or 31% margin). In 9M/2011 EBIT was EUR 129.8m with a 28% EBIT margin (9M/2010: EUR 189.6m or 34% margin). This EBIT decline is largely due to lower revenues at the previously planned cost base and due to the adverse effects of quarter-end mark-to-market of pending hedging instruments and customer deposits in the third quarter of 2011. Without these non-operational currency related effects, recorded as other operating expenses, the Q3/2011 EBIT would have been EUR 13.0m or 14% of sales.

Management Review
Despite the current market correction, the AIXTRON Management remains convinced that the development of a sustainable LED lighting industry will follow this temporary period of uncertainty.

Paul Hyland, President & Chief Executive Officer at AIXTRON: 'There can be no doubt in anybody's mind that the LED lighting investment cycle will come and will be the biggest end market opportunity this industry has ever seen. It is not a question of 'If' it is only a question of 'When'.

As you would expect; In the difficult market conditions we face today, we are exercising our operational business flexibility and have already initiated immediate cost reduction measures to ensure that the margin effect of reduced shipping volumes is minimized. However, the shorter-term market challenges we face will not distract us from the longer-term market opportunities, into which we are continuing to extensively invest in, through our R&D programs.

We have a comprehensive pipeline of product developments in progress which directly address the needs of our customers to produce the highest quality products at the lowest possible manufacturing cost and I am in no doubt, that the products in development, will reinforce our traditionally very strong positioning in all of the markets we serve.'

Outlook
AIXTRON Management confirms the guidance for the full fiscal year 2011 given on September 15, and is expecting revenues of EUR 600 million to EUR 650 million and an EBIT margin of circa 25-30%.

Financial Tables
The 9M/2011 results presentation as well as the consolidated financial statements (statement of financial position, income statement, cash flow statement, statement of changes in equity) relating to this press release are available at http://www.aixtron.com, section 'Investors, Reports/Presentations', as part of AIXTRON's Nine-Months Financial Report 2011.

Investor Conference Call
AIXTRON will host a financial analyst and investor conference call on Thursday, October 27, 2011, 3:00 p.m. CEST (6:00 a.m. PDT, 9:00 a.m. EDT) to review the first half-year 2011 results. From 2:45 p.m. CEST (5:45 a.m. PDT, 8:45 a.m. EDT) you may dial in to the call at +49 (69) 247501-899 or +1 (212) 444-0297. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com, section 'Investors, Reports/Presentations', following the conference call.

Contact:
Guido Pickert
Investor Relations and Corporate Communications:
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements
This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIXTRON SE

Date:	October 27, 2011	By:	/s/ Paul Hyland
			Name:	Paul Hyland
			Title:	President and CEO

		By:	/s/ Wolfgang Breme
			Name:	Wolfgang Breme
			Title:	CFO